FOOD TECHNOLOGY SERVICE, INC.
                           502 PRAIRIE MINE ROAD
                            MULBERRY, FL 33860
                              (863)425-0039




                               April 22, 2005



Mr. Jose Forgione
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:       Form 10-KSB for the year ended December 31, 2004
              Food Technology Service, Inc.
              File No.:  0-19047

Dear Mr. Forgione:

     This will acknowledge receipt of your letter of April 8, 2005 regarding the Company's Form 10-KSB Report for the year ended December 31, 2004. Please be advised as follows:

     1. Item 8(a) Controls and Procedures: The following is the language which would have been included hereunder after giving affect to the staff's comment.

              "The Company's principal executive officer and principal financial officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures
        (as defined in Rule 13a-14(c) and 15d-14(c) under the Securities
         Exchange Act of 1934, as amended) as of December 31, 2004 (the "Evaluation Date"). Based on that evaluation, the principal executive officer and principal financial officer of the Company concluded that, as of the Evaluation Date, the disclosure controls and procedures, established by the Company, were effective to ensure that information required to be disclosed by the Company in reports that the Company files under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations.


                There were no changes in the internal controls over financial reporting during the fourth quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting."





Mr. Jose Forgione
April 22, 2005
Page Two

     2. Please be advised that product is irradiated for customers at an agreed upon price prior to processing. Some contracts are in writing and some are oral. Perishable food products are placed on the customer's truck immediately after processing. A minor amount of other customer product is stored on premises from time to time. Such product is adequately covered by insurance. The Company's performance obligation is completed when the product is processed in accordance with the customers' specifications at which time revenue is recorded.

     3. Please be advised that the depreciable basis for Cobalt includes the entire amount recorded on the balance sheet.

This letter will acknowledge that:

         *The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         *Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         *The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                 Yours truly,


                                                 /S/  Richard G. Hunter

                                                 Richard G. Hunter, Ph.D.